THERAPEUTICS

12 April 2007

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC 20549
UNITED STATES OF AMERICA

Dear Sir/Madam

Re: Antisense Therapeutics Limited

Please find attached copies of documents lodged with the Australian Stock Exchange (ASX).

Date of Announcement/Lodgement	To:	Title	No of pages
5 February 2007	ASX	Appendix 3B – Issue of shares	8
21 March 2007	ASX	Change in Substantial Holding	4
27 March 2007	ASX	New Isis Data provides further validation for 2nd generation antisense drugs	1
28 March 2007	ASX	Results of Extraordinary General Meeting	1

Yours sincerely

Mark Diamond
Managing Director

Encls.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of Entity

ANTISENSE THERAPEUTICS LIMITED (ASX:ANP)

ABN

41 095 060 745

We (the entity) give ASX the following information.

SUPPL

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares (ANP)
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	500
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, (ANP)
5	Issue price or consideration	$0.20 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of Options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1st February 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	533,352,999	Ordinary shares (ANP)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	3,650,000	Options expiring 27 June 2013 exercisable at 7.2 cents each (ANPAS)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Unchanged

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A

+ See chapter 19 for defined terms.

19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

4 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

Quotation Agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign Here: Managing Director

Date: Monday, 5th February 2007

Print Name: Mark Diamond

CFO

www.thecfo.com.au
05/02/2007

+ See chapter 19 for defined terms.

antisense
THERAPEUTICS

5 February 2007

Employee Options Forfeited

Antisense Therapeutics Ltd. (ANP) issued 5,050,000 options to employees on 5 July 2005 under the Employee Option Plan. 1,400,000 of these options have been forfeited as a result of employees ceasing their employment with ANP. To date 20% of the options have vested. The remaining 80% of options vest, 20% on each of 28 June 2007, 28 June 2008, 28 June 2009 and 28 June 2010. These options are exercisable at $0.072 on or before 27 June 2013.

About Antisense Therapeutics Limited
Antisense Therapeutics Limited (ASX: ANP) is an Australian publicly listed biopharmaceutical drug discovery and development company. Its mission is to create, develop and commercialise novel antisense pharmaceuticals for large unmet markets. Isis Pharmaceuticals (NASDAQ:ISIS) is a major shareholder of ANP.

Contact Information:

Website: www.antisense.com.au
Managing Director – Mark Diamond +61 3 9827 8999
Company Secretary – Phillip Hains +61 3 9824 5254

CLAYTON UTZ

Sydney Melbourne Brisbane Perth Canberra Darwin

Clayton Utz
Lawyers
Levels 19-35
No. 1 O'Connell Street
Sydney NSW 2000
Australia

PO Box H3
Australia Square
Sydney NSW 1215
DX 370 Sydney

T +61 2 9353 4000
F +61 2 8220 6700
www.claytonutz.com

21 March 2007

By Facsimile - 1900 999 279

Australian Stock Exchange
Exchange Centre
20 Bridge Street
Sydney NSW 2000

Our reference: 15087/15091/80051401

Dear Sirs

Notice of Change of Interests of Substantial Holder - Antisense Therapeutics Limited

Enclosed is a Form 604 Notice of Change of Interests of Substantial Holder filed on behalf of Firebird Global Master Fund Ltd, Firebird Global Master Fund II, FGS Advisors, LLC and FG2 Advisors (collectively, the "**Firebird Group**").

Yours faithfully

pp **Mark Williamson, Partner**
+61 2 9353 4196
mwilliamson@claytonutz.com

Enclosure

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Antisense Therapeutics Limited

ACN/ARSN: 095 060 745

1. Details of substantial holder (1)

Name: Firebird Global Master Fund Ltd (the "Fund I"), Firebird Global Master Fund II Ltd (the "Fund II"), FGS Advisors, LLC (the "Advisor I"; and FG2 Advisors, LLC (the "Advisor II") (collectively, the "Firebird Group")

ACN/ARSN (if applicable):

There was a change in the interests of the substantial holder on: 05/12/06

The previous notice was given to the company on: 16/11/06

The previous notice was dated: 15/11/06

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Fully paid Ordinary Shares ("Shares")	64,943,717	12.39%	77,388,637	14.51%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
Refer Annexure A					

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Fund I	Fund I	Fund I	Owner of Shares	39,143,717 Ordinary Shares	39,143,717
Advisor I	Fund I	Fund I	Investment advisor of Fund I	39,143,717 Ordinary Shares	38,143,717
Fund II	Fund II	Fund II	Owner of Shares	39,245,120 Ordinary Shares	39,245,120
Advisor II	Fund II	Fund II	Investment advisor of Fund II	39,245,120 Ordinary Shares	39,245,120

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows.

Name	Address
Fund I	1 Capital Place, PO Box 847, Grand Cayman, Cayman Islands
Fund II	1 Capital Place, PO Box 847, Grand Cayman, Cayman Islands
Advisor I	152 West 57th Street, 24th Floor, New York NY 10019 USA
Advisor II	152 West 57th Street, 24th Floor, New York NY 10019 USA

Signature

print name James Passin

Capacity Signatory of Fund I, Fund II, Advisor I and Advisor II

sign here

date 19/03/07

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement, and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice

This is Annexure A of 1 page mentioned in form 604 Notice of change of interests of substantial holder.

....
Signature

ANTISENSE THERAPEUTICS LIMITED
ACN 095 060 745

ANNEXURE A

3. Changes in relevant interest

Date of change	Person whose relevant interests changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
14/11/2006	Fund I and Advisor I	Acquisition of Shares on-market	$7,578	200,000 Shares	200,000
14/11/2006	Fund II and Advisor II	Acquisition of Shares on-market	$7,578	200,000 Shares	200,000
17/11/2006	Fund I and Advisor I	Acquisition of Shares on-market	$38,190	1,000,000 Shares	1,000,000
29/11/2006	Fund I and Advisor I	Acquisition of Shares on-market	$37,185	1,000,000 Shares	1,000,000
30/11/2006	Fund I and Advisor I	Acquisition of Shares on-market	$120,600	3,000,000 Shares	3,000,000
4/12/2006	Fund II and Advisor II	Acquisition of Shares on-market	$8,514	211,779 Shares	211,779
5/12/2006	Fund II and Advisor II	Acquisition of Shares on-market	$40,200	1,000,000 Shares	1,000,000
13/12/2006	Fund II and Advisor II	Acquisition of Shares on-market	$40,200	1,000,000 Shares	1,000,000
2/1/2007	Fund II and Advisor II	Acquisition of Shares on-market	$84,420	2,000,000 Shares	2,000,000
10/1/2007	Fund II and Advisor II	Acquisition of Shares on-market	$34,974	600,000 Shares	600,000
11/1/2007	Fund II and Advisor II	Acquisition of Shares on-market	$35,442	587,768 Shares	587,768
31/1/2007	Fund II and Advisor II	Acquisition of Shares on-market	$32,627	600,000 Shares	600,000
13/2/2007	Fund II and Advisor II	Acquisition of Shares on-market	$5,130	100,000 Shares	100,000
15/2/2007	Fund II and Advisor II	Acquisition of Shares on-market	$3,277	72,470 Shares	72,470
22/2/2007	Fund II and Advisor II	Acquisition of Shares on-market	$8,040	200,000 Shares	200,000
16/3/2007	Fund II and Advisor II	Acquisition of Shares on-market	$29,088	673,103 Shares	673,103

antisense THERAPEUTICS

27 March 2007

New Isis Data Provides Further Validation for 2nd Generation Antisense Drugs

Isis Pharmaceuticals, Inc. announced that it has obtained new results from three Phase II clinical trials of its 2nd generation antisense drug, ISIS 301012 for the reduction of atherogenic lipids, in particular high LDL cholesterol and triglycerides.

The results of these trials of ISIS 301012 are being presented at the American College of Cardiology meeting in New Orleans this week. A summary of this data will be discussed at an Analyst/Investor Webcast Presentation which can be accessed at www.isispharm.com (follow the prompts to Investor Centre/Webcasts).

Isis Pharmaceuticals, Inc. is a strategic technology partner and major shareholder of Antisense Therapeutics Limited (ASX:ANP). Antisense Therapeutics' lead compound, ATL1102, a 2nd generation antisense inhibitor for Multiple Sclerosis (MS), was in-licensed from Isis. ATL1102 is currently undergoing Phase IIa clinical trials in patients with MS.

The results reported by Isis Pharmaceuticals on ISIS 301012 provide important further validation of the successful clinical application of 2nd generation antisense drugs such as those currently being developed by Antisense Therapeutics Limited.

About Antisense Therapeutics Limited
Antisense Therapeutics Limited (ASX: ANP) is an Australian publicly listed biopharmaceutical drug discovery and development company. Its mission is to create, develop and commercialise novel antisense pharmaceuticals for large unmet markets. ANP's major shareholders include Circadian Technologies Limited (ASX: CIR) and Isis Pharmaceuticals Inc (NASDAQ: ISIS).

About ISIS Pharmaceuticals Inc.
Isis is exploiting its expertise in RNA to discover and develop novel drugs for its product pipeline and for its partners. The Company has successfully commercialized the world's first antisense drug and has 17 drugs in development. Isis' drug development programs are focused on treating cardiovascular and metabolic diseases. Isis' partners are developing drugs for cancer, and inflammatory and other diseases. Ibis Biosciences, Inc., Isis' wholly owned subsidiary, is developing and commercializing the Ibis T5000 Biosensor System, a revolutionary system to identify infectious organisms. As an innovator in RNA-based drug discovery and development, Isis is the owner or exclusive licensee of over 1,500 issued patents worldwide. Additional information about Isis is available at www.isispharm.com.

Contact Information:

Website: www.antisense.com.au
Managing Director – Mark Diamond +61 3 9827 8999
Company Secretary – Phillip Hains+61 3 9824 5254
Media – Market Connect (Simon Watkin) +61 3 9686 9931

28th of March 2007

ANTISENSE THERAPEUTICS LIMITED
(ASX: ANP)

Results of Extraordinary General Meeting

The Company wishes to advise that the resolution contained in the Notice of Meeting was duly carried on a show of hands.

In accordance with Section 251AA(1) of the Corporations Act 2001, the following information is provided in relation to the resolution considered by Members of the company at its Extraordinary General Meeting held on 28th of March 2007.

Resolution	For	Against	Abstain	Undirected/Chairman's Discretion
Approval of Prior Issue of Placement Shares	181,268,844	2,494,492	119,678	73,304,324

On behalf of the Board

Phillip Hains
Company Secretary
Antisense Therapeutics Limited

END